The information in this Preliminary Pricing Supplement is not complete and may be changed. We may not sell these Notes until the Pricing Supplement is delivered in final form. We are not selling these Notes, nor are we soliciting offers to buy these Notes, in any State where such offer or sale is not permitted.

PRELIMINARY PRICING SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
Subject to Completion	Registration No. 333-185049
Dated March 17, 2014

Pricing Supplement dated March ●, 2014 to the

Prospectus dated August 1, 2013

Prospectus Supplement dated August 8, 2013 and Product Prospectus Supplement (Rate Linked Notes, Series A) dated August 8, 2013

The Bank of Nova Scotia

$

Fixed Rate Notes with Floating Rate Option, Series A

Due March 26, 2019

• 100% repayment of principal at maturity, subject to the credit risk of the Bank	• Fixed Interest Rate of ●% per annum for the first four quarterly Interest Periods
• 5-year stated term	• If the Bank does not exercise the Switch Option as provided herein, the Notes will continue to bear interest at the Fixed Interest Rate of ●% per annum for the fifth quarterly Interest Period and each Interest Period thereafter
• Quarterly interest payments	• If the Bank exercises the Switch Option as provided herein, the Notes will bear interest at the Floating Interest Rate of 3-Month USD LIBOR plus 0.50% per annum for the fifth quarterly Interest Period and each Interest Period thereafter

The Fixed Rate Notes with Floating Rate Option, Series A due March 26, 2019 (the “Notes”) offered hereunder are unsecured obligations of The Bank of Nova Scotia and are subject to investment risks including possible loss of the Principal Amount invested due to the credit risk of The Bank of Nova Scotia. As used in this pricing supplement, the “Bank,” “we,” “us” or “our” refers to The Bank of Nova Scotia.

The Notes will not be listed on any securities exchange or automated quotation system.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES OR PASSED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT, THE ACCOMPANYING PROSPECTUS, PROSPECTUS SUPPLEMENT OR PRODUCT PROSPECTUS SUPPLEMENT.. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE NOTES ARE NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION PURSUANT TO THE CANADA DEPOSIT INSURANCE CORPORATION ACT, THE UNITED STATES FEDERAL DEPOSIT INSURANCE CORPORATION, OR ANY OTHER GOVERNMENTAL AGENCY OF CANADA, THE UNITED STATES OR ANY OTHER JURISDICTION.

Scotia Capital (USA) Inc., our affiliate, will purchase the Notes from us for distribution to agents or other registered broker-dealers or will offer the Notes directly to investors. Scotia Capital (USA) Inc. and Jefferies LLC (together, the "Underwriters") or any of their affiliates or agents may use the final pricing supplement to which this preliminary pricing supplement relates in market-making transactions in the Notes after their initial sale. Unless we, the Underwriters or one our affiliates or agents selling such Notes to you informs you otherwise in the confirmation of sale, the final pricing supplement to which this pricing supplement relates is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement and “Supplemental Plan of Distribution” on page PS-32 of the accompanying product prospectus supplement.

Investment in the Notes involves certain risks.  You should refer to “Additional Risk Factors” in this pricing supplement and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement.

	Per Note	Total
Price to public	100.00%	$
Underwriting commissions[1]	%	$
Proceeds to The Bank of Nova Scotia[2]	%	$

The stated Principal Amount and issue price of each Note is $1,000. The original issue price includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any, at which the Underwriters are willing to purchase the Notes. The Underwriters may, but are not obligated to, purchase any Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Trade Date and you may lose all or a substantial portion of your initial investment. The Bank’s profit in relation to the Notes will vary based on the difference between (i) the amounts received by the Bank in connection with the issuance and the reinvestment return received by the Bank in connection with those funds and (ii) the costs incurred by the Bank in connection with the issuance of the Notes and the hedging transactions. The Bank will also realize a profit that will be based on (i) the cost of creating and maintaining the hedging transactions minus (ii) the payments received on the hedging transactions.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about March 26, 2014 against payment in immediately available funds.

Scotia Capital (USA) Inc.	Jefferies

1 Scotia Capital (USA) Inc. or one of its affiliates will purchase the Notes at the Principal Amount and, as part of the distribution of the Notes, will sell the Notes to Jefferies LLC at a discount and underwriting commissions of up to $● (●%) per $1,000 Principal Amount of the Notes. Scotia Capital (USA) Inc. may also receive a structuring and development fee of up to $0.50 (0.05%) per $1,000 Principal Amount of the Notes.  See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

2 Excludes potential profits from hedging. For additional considerations relating to hedging activities see “Additional Risk Factors - The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement.

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the prospectus, the prospectus supplement and the product prospectus supplement, each filed with the SEC. See “Additional Terms of Your Notes” in this pricing supplement.

Issuer:	The Bank of Nova Scotia (the “Issuer” or the “Bank”)
CUSIP/ISIN:	CUSIP 064159EB8 / ISIN US064159EB81
Type of Note:	Fixed Rate Notes with Floating Rate Option, Series A
Minimum Investment:	$1,000
Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Principal Amount:	$1,000 per Note
Currency:	U.S. Dollars
Trade Date:	Expected to be March 21, 2014
Pricing Date:	Expected to be March 21, 2014
Original Issue Date:	Expected to be March 26, 2014 (to be determined on the Trade Date and expected to be the 3rd Business Day after the Trade Date).
Maturity Date:	March 26, 2019
Business Day:	Any day which is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law, regulation or executive order to close in New York and Toronto.
Interest Payment Dates:

Quarterly, on the 26th calendar day of each June, September, December and March commencing June 26, 2014 and ending on the Maturity Date.

If these days are not Business Days, interest will actually be paid on the dates determined as described below.

Interest Period:	For each Interest Payment Date, the quarterly period from, and including, the previous Interest Payment Date (or the Original Issue Date in the case of the first Interest Payment Date) to, but excluding, the applicable Interest Payment Date.
Interest Rate:

For the first four quarterly Interest Periods:

  The Fixed Interest Rate

For the fifth quarterly Interest Period (commencing on the Switch Date), and each Interest Period thereafter:

  If the Bank exercises the Switch Option on the Switch Date as provided under "Switch Option" below, the Notes will bear interest at the Floating Interest Rate from and including the Switch Date until maturity, or
  If the Bank does not exercise the Switch Option on the Switch Date as provided under "Switch Option" below, the Notes will continue to bear interest at the Fixed Interest Rate from and including the Switch Date until maturity.

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Treasury Bond:	U.S. Treasury Bond (CUSIP: 912828C24) with issue date of 2/28/2014, maturity date of 2/28/2019, and coupon of 1.50%
Switch Option:

On the Switch Date, the Bank may, in its sole discretion and upon no less than 10 business days prior written notice to DTC, exercise its option to switch the Interest Rate from the Fixed Interest Rate to the Floating Interest Rate for all subsequent interest payments on the Notes.

For the avoidance of doubt, the Bank may exercise the Switch Option only on the Switch Date, and once the Bank in its sole discretion has chosen to exercise the Switch Option, the Floating Interest Rate will apply to all interest payments with respect to Interest Periods that commence on or after the Switch Date. This means that, if the Switch Option is exercised by the Bank, the Floating Interest Rate will apply for the remaining term of the Notes.

Switch Date:	March 26, 2015
Fixed Interest Rate:	●% per annum (equal to the yield to maturity on the Pricing Date of the Treasury Bond + [0.63% to 0.67%], as determined by the Calculation Agent.
Floating Interest Rate:	LIBOR + the Spread
Spread:	50 basis points (0.50%)
LIBOR:	The offered rate appearing on the Reference Page as of 11:00 a.m., London time, on the LIBOR Interest Determination Date, for deposits of U.S. Dollars having the Index Maturity.
Index Maturity:	Three months
Reference Page	Reuters page LIBOR01
LIBOR Interest Determination Dates:	The second London Business Day preceding the relevant Interest Reset Date (regardless of whether such Interest Reset Date is a Business Day).
London Business Day:	A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law, regulation or executive order to close, in London.
Interest Reset Dates:	Each Interest Payment Date (regardless of whether such day is a Business Day or London Business Day)
Day Count Fraction:	30/360, unadjusted, following business day convention (all as more fully described below).
Form of Notes:	Book-entry
Calculation Agent:	Scotia Capital Inc., an affiliate of the Bank
Underwriters:	Scotia Capital (USA) Inc. and Jefferies LLC
Status:	The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). Holders will not have the benefit of any insurance under the provisions of the Canada Deposit Insurance Corporation Act, the U.S. Federal Deposit Insurance Act or under any other deposit insurance regime

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Tax Redemption:	The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the Principal Amount thereof together with accrued and unpaid interest to the date fixed for redemption, if it is determined that changes in tax laws or their interpretation will result in the Bank (or its successor) becoming obligated to pay, on the next Interest Payment Date, additional amounts with respect to the Notes. See “Tax Redemption” in this pricing supplement.
Listing:	The Notes will not be listed on any securities exchange or quotation system
Use of Proceeds:	General corporate purposes
Clearance and Settlement:	Depository Trust Company
Terms Incorporated:	All of the terms appearing under the caption “General Terms of the Notes” beginning on page PS-10 in the accompanying product prospectus supplement, as modified by this pricing supplement

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated August 1, 2013,  as supplemented by the prospectus supplement dated August 8, 2013 and the product prospectus supplement (Rate Linked Notes, Series A) dated August 8, 2013, relating to our Senior Note Program, Series A, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  The Notes may vary from the terms described in the accompanying product prospectus supplement in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website at

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000009631):

Prospectus dated August 1, 2013:

http://www.sec.gov/Archives/edgar/data/9631/000089109213006699/e54840_424b3.htm

Prospectus Supplement dated August 8, 2013:

http://www.sec.gov/Archives/edgar/data/9631/000089109213006938/e54968_424b3.htm

Product Prospectus Supplement (Rate Linked Notes, Series A), dated August 8, 2013

http://www.sec.gov/Archives/edgar/data/9631/000089109213006942/e54970_424b5.htm

The Bank of Nova Scotia has filed a registration statement (including a prospectus, a prospectus supplement, and a product prospectus supplement) with the SEC for the offering to which this pricing supplement relates.  Before you

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invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, The Bank of Nova Scotia, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the product prospectus supplement if you so request by calling 1-416-866-3672.

PAYMENT AT MATURITY

We will pay you the Principal Amount of your Notes on the Maturity Date, plus the final interest payment.

In the event that the stated Maturity Date is not a Business Day, then relevant repayment of principal will be made on the next Business Day, regardless of whether such Business Day falls in the month following that in which the stated Maturity Date would otherwise have fallen (“following business day convention”).

Interest

The Notes are Fixed Rate Notes with Floating Rate Option. The Fixed Interest Rate will apply for the first four quarterly Interest Periods and will be ●% per annum.

On the Switch Date, if the Bank, in its sole discretion and upon no less than 10 business days prior written notice to DTC has exercised its option to switch the Interest Rate from the Fixed Interest Rate to the Floating Interest Rate, the Floating Interest Rate will apply in lieu of the Fixed Interest Rate with respect to each Interest Period that commences on or after the Switch Date (i.e., each interest payment to be made on or after the June 26, 2015 Interest Payment Date will be based on the then-applicable Floating Interest Rate). The Floating Interest Rate with respect to an Interest Period that commences on or after the Switch Date will equal the per annum interest rate of LIBOR plus the Spread of 50 basis points (0.50%). For the avoidance of doubt, once the Bank in its sole discretion has chosen to exercise the Switch Option, the Floating Interest Rate will apply to all interest payments with respect to Interest Periods that commence on or after the Switch Date. This means that, if the Switch Option is exercised by the Bank, the Floating Interest Rate will apply for the remaining term of the Notes. The Bank will not have the option to switch the Interest Rate on any day other than the Switch Date, and will not have the option to switch the Interest Rate back to the Fixed Interest Rate after exercising the Switch Option.

A holder of the Notes has no ability to exercise the Switch Option.

We describe payments as being based on a “day count fraction” of 30/360, unadjusted, “following business day convention”.

This means that the number of days in the Interest Period will be based on a 360-day year of twelve 30-day months (“30/360”) and that the number of days in each Interest Period will not be adjusted if an Interest Payment Date falls on a day that is not a Business Day (“unadjusted”).

If any Interest Payment Date falls on a day that is not a Business Day (including any Interest Payment Date that is also the Maturity Date), the relevant payment of interest will be made in accordance with the following business day convention.

Notwithstanding anything in the Prospectus, Prospectus Supplement, or Product Prospectus Supplement:

•	the “Interest Reset Date” will be the stated Interest Payment Date, not the third Wednesday of the month, and the Interest Reset Date will occur on that date even if it is not a Business Day. See “Description of the Notes—Interest Rates—Interest Reset Dates” in the Prospectus Supplement. Thus, the deposits on which LIBOR is based may not, in fact, commence on the relevant Interest Reset Date. See “Description of the Notes—Interest Rates—LIBOR Notes” in the Prospectus Supplement.

•	the “Interest Payment Dates” will be the Interest Payment Dates specified above. See “Description of the Notes—Interest Rates—Interest Payment Dates” in the Prospectus Supplement.

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•	regardless of whether the Notes are paying a fixed or floating rate of interest, if the Interest Payment Date would otherwise fall on a day that is not a Business Day and the next Business Day falls in the next calendar month, then the Interest Payment Date will still be advanced to the next day that is a Business Day. See “Description of the Notes—Interest Rates—Interest Payment Dates” in the Prospectus Supplement.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine (i) your Principal Amount and (ii) any accrued but unpaid interest payable based upon the then-applicable interest rate calculated on the basis of a 360-day year consisting of twelve 30-day months.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes.  For more information, see “Description of the Debt Securities We May Offer — Events of Default” beginning on page 21 of the accompanying prospectus.

TAX REDEMPTION

The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the Principal Amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

•	as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes; or

•	on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such change, amendment, application, interpretation or action is applied to the Notes by the taxing authority and that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustees a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such Notes pursuant to their terms and (ii) the Principal Amount of the Notes to be redeemed.

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Notice of intention to redeem such Notes will be given to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.

ADDITIONAL RISK FACTORS

An investment in the Notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and on page 6 of the accompanying prospectus.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and product prospectus supplement.

If the Bank Exercises the Switch Option, the Amount of Each Interest Payment on Each Interest Payment Date After the Fourth Interest Payment Date is Variable and may be 0.00% Per Annum.

If the Bank exercises the Switch Option following the first four quarterly Interest Periods, you will receive interest on the applicable Interest Payment Date based on a rate per annum equal to the LIBOR fixed on the corresponding Interest Determination Date plus Spread of 50 basis points (0.50%). The interest rate applicable to each Interest Payment Date after the first four quarterly Interest Periods may fluctuate because it is based on the floating rate of LIBOR.

The Bank's Decision to Exercise or not to Exercise the Switch Option may Prevent You from Receiving the Most Favorable Potential Return on the Notes and may Adversely Affect the Value of the Notes.

The Notes accrue interest at the Fixed Interest Rate for the first four quarterly Interest Periods, and if the Switch Option is not exercised by the Bank on the Switch Date, the Notes will continue to accrue interest at the Fixed Interest Rate thereafter. If, however, the Bank in its sole discretion exercises the Switch Option, the Notes will accrue interest at the Floating Interest Rate from the Switch Date, and your interest payments will fluctuate because it is based on the floating rate of LIBOR. If the Bank exercises the Switch Option, interest payments will accrue at the Floating Interest Rate for the remaining term of the Notes, which may be less than the Fixed Interest Rate. Conversely, if the Bank in its sole discretion does not exercise the Switch Option, interest will continue to accrue at the Fixed Interest Rate for the remaining term of the Notes, and interest payments may be less than they would have been had the Bank exercised the Switch Option. If 3-Month USD LIBOR remains at a sufficiently low level during the term of the Notes, the value of interest you may receive on the Notes may be less than the Fixed Interest Rate and may adversely affect the value of your Notes if you decide to sell them in the secondary market.

Interest Rate Levels Will Affect the Bank's Decision to Exercise the Switch Option, and the Bank is not Obligated to Take into Consideration Your Interests.

The Bank, in its sole discretion, may exercise the Switch Option. If the Bank exercises the Switch Option at a time when interest rates are low and if interest rates remain at a sufficiently low level over the term of the Notes, the return you receive on the Notes may be significantly less than the Fixed Interest Rate. The Bank is not obligated to, and does not expect to, take into consideration your interests in deciding whether or not to exercise the Switch Option.

The Trading Value of the Notes May Be Influenced by the Bank's Switch Option.

The Bank expects that the trading value of the Notes at any time may be affected by the potential exercise of the Switch Option and changes in the Floating Interest Rate. For example, if the Bank exercises the Switch Option, a sustained decline in the level of 3-Month USD LIBOR could cause a decrease in the trading value of the Notes because the anticipated value of subsequent interest payments on the Notes would be less than previously anticipated. Conversely, if the Bank exercises

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the Switch Option, an increase in the level of 3-Month USD LIBOR may cause an increase in the trading value of the Notes because expectations of the value of subsequent coupon payments on the Notes may increase.

Interest Rate Risk.

Generally, when market interest rates rise, the prices of debt obligations fall, and vice versa. This risk may be particularly acute because market interest rates are currently at historically low levels. The prices of long-term debt obligations generally fluctuate more than prices of short-term debt obligations as interest rates change. The Notes are an investment in a fixed interest rate for the first four quarterly periods, and if the Bank does not exercise the Switch Option, will continue to be an investment in a fixed interest rate for the Interest Periods beginning on the Switch Date. If the Bank exercises the Switch Option, the Notes will be an investment in a floating interest rate for the remaining Interest Periods. Fixed interest rate instruments are generally more sensitive to market interest rate changes; however floating rate instruments may nevertheless decline in value in response to market interest rate changes. Therefore, an increase in market interest rates will adversely affect the value of your Notes.

Repayment of Principal Only at Maturity.

The Notes offer repayment of principal only if you hold your Notes until the Maturity Date.

If the Bank Exercises the Switch Option, the Notes Will Accrue Interest at a Floating Rate After the Switch Date, And You May Receive a Lesser Amount of Interest After the First Four Quarterly Interest Periods.

If the Bank in its sole discretion exercises the Switch Option, the interest payable for the remaining term of the Notes after the Switch Date will accrue at a per annum rate equal to the Floating Interest Rate, as determined on the LIBOR Interest Determination Date. LIBOR may vary from time to time and there will be significant risks not associated with a conventional fixed−rate debt security. These risks include fluctuation of LIBOR and the possibility that, in the future, the interest rate on the Notes will decrease.

Because the Notes Accrue Interest at a Fixed Rate During the First Four Quarterly Interest Periods and May Continue to Accrue Interest at a Fixed Rate if the Bank Does Not Exercise the Switch Option, the Amount of Interest Payable on Your Notes on Each Interest Payment Date During Which A Fixed Rate Is Applicable May Be Below Market Interest Rates.

The Notes will accrue interest at a fixed rate during the first four quarterly Interest Periods, and, if the Bank does not exercise the Switch Option, during the remaining term of the Notes. Because interest payable on your Notes during such periods accrues at a fixed rate, there can be no guarantee that the interest you will receive on one or more of the Interest Payment Dates during such periods will be equal to or greater than the market interest rate on such dates. The Bank has no control over a number of factors that may affect market interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. You should have a view as to the Fixed Interest Rate on the Notes (as specified on the cover and in the "Summary" section of this pricing supplement) and its level relative to market interest rates before investing, and you must be willing to forgo guaranteed market interest rates periods for the term of the Notes.

LIBOR, and Therefore the Value of the Notes, May Be Volatile and Will Be Affected by a Number of Factors.

LIBOR, and therefore the value of the Notes is subject to volatility due to a variety of factors, including but not limited to:

•	interest and yield rates in the market,
•	changes in, or perceptions about future LIBOR rates,
•	general economic conditions,
•	policies of the U.S. Federal Reserve Board regarding interest rates,
•	supply and demand among banks in London for U.S. dollar-denominated deposits with the relevant term,
•	sentiment regarding underlying strength in the U.S. and global economies,

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•	expectations regarding the level of price inflation,
•	sentiment regarding credit quality in the U.S. and global credit markets,
•	inflation and expectations concerning inflation,
•	performance of capital markets,
•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect LIBOR.

The impact of any of the factors set forth above may enhance or offset some or all of the changes resulting from another factor or factors. A lower LIBOR will result in the corresponding interest rate decreasing.

Changes in Banks’ Inter-Bank Lending Rate Reporting Practices or Methods Pursuant to Which the LIBOR Rates Are Determined May Adversely Affect the Value of Your Notes.

Regulators and law enforcement agencies from a number of governments have been conducting investigations relating to the calculation of the London Interbank Offered Rate, or LIBOR, across a range of maturities and currencies, and certain financial institutions that were member banks surveyed by the British Bankers’ Association (the “BBA”) in setting daily LIBOR have entered into agreements with the U.S. Department of Justice, the U.S. Commodity Futures Trading Commission and/or the U.K. Financial Services Authority in order to resolve the investigations. In addition, in September 2012, the U.K. government published the results of its review of LIBOR, commonly referred to as the “Wheatley Review.” The Wheatley Review made a number of recommendations for changes with respect to LIBOR, including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of compilation of lending rates, new regulatory oversight and enforcement mechanisms for rate-setting and the corroboration of LIBOR, as far as possible, by transactional data. Based on the Wheatley Review, on March 25, 2013, final rules for the regulation and supervision of LIBOR by the U.K. Financial Conduct Authority (the “FCA”) were published and came into effect on April 2, 2013 (the “FCA Rules”). In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. In addition, in response to the Wheatley Review recommendations, ICE Benchmark Administration Limited has been appointed as the independent LIBOR administrator, effective February 1, 2014. It is not possible to predict the further effect of the FCA Rules, any changes in the methods pursuant to which LIBOR rates are determined or any other reforms to LIBOR that may be enacted in the U.K., the European Union (the “EU”) and elsewhere, each of which may adversely affect the trading market for LIBOR-based securities. In addition, any changes announced by the FCA, ICE Benchmark Administration Limited, the European Commission or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which LIBOR rates are determined may result in a sudden or prolonged increase or decrease in the reported LIBOR rates. If such changes and reforms were to be implemented, the level of interest payments and the value of the Notes may be affected. Further, uncertainty as to the extent and manner in which the Wheatley Review recommendations and other proposed reforms will continue to be adopted and the timing of such changes may adversely affect the current trading market for the Notes and their value.

The Notes Are Not Ordinary Debt Securities.

The Notes have certain investment characteristics that differ from traditional fixed income securities. Specifically, the performance of the Notes will not track the same price movements as traditional interest rate products. A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the above terms of the offering. The Bank does not make any recommendation as to whether the Notes are a suitable investment for any person.

Historical Levels of the 3-Month USD LIBOR Do Not Guarantee Future Levels.

The 3-Month USD LIBOR historical levels do not guarantee future levels of the 3-Month USD LIBOR. It is not possible to predict whether the levels of the 3-Month USD LIBOR will rise or fall during the term of the Notes.

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3-Month USD LIBOR as of Any LIBOR Interest Determination Date May Be Less than 3-Month USD LIBOR as of Any Other Day during the Term of the Notes.

Because 3-Month USD LIBOR for any relevant Interest Period will be determined solely as of two London Business Days prior to the Interest Reset Date for that Interest Period, 3-Month USD LIBOR will not be considered on any other dates during the term of the Notes. Therefore, even if 3-Month USD LIBOR as of any day that is not the LIBOR Interest Determination Date for the applicable Interest Period is higher than 3-Month USD LIBOR as of such LIBOR Interest Determination Date, the amount of interest on the corresponding Interest Payment Date will not take into account that higher level.

Your Yield May Be Lower Than the Yield on Other Debt Securities of Comparable Maturity.

The yield that you will receive on your Notes may be less than the return you could earn on other investments. If the Bank exercises the Switch Option, any of the remaining Interest Periods from and after the Switch Date will be linked to the 3-Month USD LIBOR as of the applicable Interest Reset Date plus 0.50%. If there is a decline in the 3-Month USD LIBOR over the term of your Notes, the effective yield on your Notes for such Interest Periods may be less than that which would be payable on a conventional fixed-rate debt security with the same stated Maturity Date, including those of the Bank. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your Investment is Subject to the Credit Risk of The Bank of Nova Scotia.

The Notes are senior unsecured debt obligations of The Bank of Nova Scotia, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus, prospectus supplement and product prospectus supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of The Bank of Nova Scotia, except such obligations as may be preferred by operation of law.  Any payment to be made on the Notes, including the return of the Principal Amount at maturity, depends on the ability of The Bank of Nova Scotia to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of The Bank of Nova Scotia may affect the market value of the Notes and, in the event The Bank of Nova Scotia were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Price at Which the Notes May Be Sold Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased.

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) volatility of the level of interest rates and the market’s perception of future volatility of the level of interest rates, (ii) changes in interest rates generally, (iii) any actual or anticipated changes in the Bank's credit ratings or credit spreads, and (iv) time remaining to maturity.

Depending on the actual or anticipated level of interest rates, the market value of the Notes may decrease and you may receive substantially less than 100% of the issue price if you sell your Notes prior to maturity.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Underwriters or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the Notes and the cost of hedging the Bank's obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that the Bank and/or its subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by the Underwriters as a result of dealer discounts, mark-ups or other transaction costs.

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The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange or automated quotation system.  Therefore, there may be little or no secondary market for the Notes.  The Underwriters or any other dealer may, but are not obligated to, make a market in the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because the Bank does not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which the Underwriters or any other dealer is willing to purchase the Notes from you.  If at any time the Underwriters or any other dealer were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes.  Accordingly, you should be willing to hold your Notes to maturity.

The Bank, its Subsidiaries, or Affiliates may Publish Research that Could Affect the Market Value of the Notes. The Bank also expects to Hedge Its Obligations under the Notes.

The Bank or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the market value of the Notes. In addition, the Bank's subsidiaries expect to hedge the Bank's obligations under the Notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction.

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HISTORICAL PERFORMANCE OF LIBOR

Historically, LIBOR has experienced significant fluctuations. Any historical upward or downward trend in the level of LIBOR during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the floating rate period.

LIBOR was 0.23335% on March 13, 2014. The graph below sets forth the historical performance of LIBOR from January 1, 2004 through March 13, 2014. Past performance of the 3-Month USD LIBOR is not indicative of future performance of the 3-Month USD LIBOR.

We obtained the information regarding the historical performance of the 3-Month USD LIBOR in the graph above from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and have not undertaken an independent review or due diligence of the information. The historical performance of the 3-Month USD LIBOR should not be taken as an indication of its future performance, and no assurance can be given as to the Final Price of the 3-Month USD LIBOR. We cannot give you assurance that the performance of the 3-Month USD LIBOR will result in any positive return on your initial investment.

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SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Scotia Capital (USA) Inc. or one of our affiliates will purchase the Notes at the Principal Amount and, as part of the distribution of the Notes, will sell the Notes to Jefferies LLC at a discount and underwriting commissions of up to $● (●%) per $1,000 Principal Amount of the Notes. In accordance with the terms of a distributor accession letter, Jefferies LLC has been appointed as a distribution agent under the distribution agreement and may purchase Notes from The Bank of Nova Scotia or its affiliates. Scotia Capital (USA) Inc. will also receive a structuring and development fee of up to $0.50 (0.05%) per $1,000 Principal Amount of the Notes.

In addition, the Underwriters or any of their affiliates or agents may use the product prospectus supplement to which this pricing supplement relates in market-making transactions after the initial sale of the Notes. While the Underwriters may make markets in the Notes, they are under no obligation to do so and may discontinue any market-making activities at any time without notice. See the sections titled “Supplemental Plan of Distribution” in the accompanying prospectus supplement and product prospectus supplement.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

Conflicts of Interest

Each of Scotia Capital (USA) Inc., and Scotia Capital Inc. is an affiliate of the Bank and, as such, has a ‘‘conflict of interest’’ in this offering within the meaning of FINRA Rule 5121. In addition, the Bank will receive the gross proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Neither Scotia Capital (USA) Inc. nor Scotia Capital Inc. is permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Scotia Capital (USA) Inc., Jefferies LLC, and their respective affiliates are full service financial institutions engaged in various activities,  which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  Scotia Capital (USA) Inc., Jefferies LLC, and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, Scotia Capital (USA) Inc., Jefferies LLC, and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank.  Scotia Capital (USA) Inc., Jefferies LLC, and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

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CERTAIN CANADIAN INCOME TAX CONSEQUENCES

See “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” at page S-24 of the Prospectus Supplement dated August 8, 2013.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

We intend to treat the Notes as “contingent payment debt instruments” for U.S. federal income tax purposes. Under applicable Treasury Regulations, the amount of interest U.S. holders are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes and applying rules similar to those for accruing OID on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules could possibly have the effect of requiring U.S. holders to include amounts in income in respect of the Notes prior to receipt of cash attributable to that income. The amount of interest that a U.S. holder will be required to include in income during each accrual period for the Notes will equal the product of the adjusted issue price for the Notes at the beginning of the accrual period and the comparable yield for the Notes for such period. The adjusted issue price of the Notes will equal the original offering price for the Notes plus any interest that has accrued on the Notes (under the rules governing contingent payment debt instruments) and decreased by the projected amount of any payments previously made on the Notes. In addition to accruing interest income in accordance with the comparable yield, a U.S. holder will be required to make adjustments if the actual amounts that holder receives in any taxable year differs from the projected payment schedule.

The comparable yield and projected payment schedule with respect to the Notes are available by contacting Global Investor Solutions (212-225-6279). The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

U.S. holders will recognize gain or loss on the sale, redemption or maturity of the Notes in an amount equal to the difference, if any, between the amount of cash received at that time and their adjusted basis in the Notes. In general, a U.S. holder’s adjusted basis in the Notes will equal the amount the holder paid for the Notes, increased by the amount of interest that was previously accrued with respect to the Notes (in accordance with the comparable yield for the Notes, but disregarding any adjustments made if the actual payments differ from the projected payments), decreased by the projected amount of any payments previously made on the Notes, and increased or decreased by the amount of any positive or negative adjustment, if any, that is made with respect to the Notes. Any gain that may be recognized on the sale, redemption or maturity of the Notes will generally be ordinary interest income. Any loss that may be recognized upon the sale, redemption or maturity of the Notes will generally be ordinary loss to the extent the interest included as income in the current or previous taxable years in respect of the Notes exceeded the total net negative adjustments that the holder took into account as ordinary loss, and thereafter will be capital loss. The deductibility of capital losses is subject to limitations.

You should carefully consider the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement. In particular, U.S. holders should review the discussion under “—Fixed-to-Floating Rate Notes and Floating-to-Fixed Rate Notes” and “—Rules Applicable to Notes Treated as Contingent Payment Debt Instruments for Tax Purposes” under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—U.S. Holders—Where the term of your notes exceeds one year” in the product prospectus supplement, and non-U.S. holders should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Non-U.S. Holders” in the product prospectus supplement. U.S. holders should also review the discussion under “—Treasury Regulations Requiring Disclosure of Reportable Transactions”, “—Information With Respect to Foreign Financial Assets” and “Backup Withholding and Information Reporting” under “United States Taxation” in the prospectus.

Foreign Account Tax Compliance Act. Sections 1471 through 1474 of the Internal Revenue Code (which are commonly referred to as “FATCA”) generally impose a 30% withholding tax on certain payments, including “pass-thru” payments to

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certain persons if the payments are attributable to assets that give rise to U.S.-source income or gain. Pursuant to recently issued final Treasury regulations and administrative guidance, this withholding tax would not be imposed on payments pursuant to obligations that are outstanding on July 1, 2014 (and are not materially modified after June 30, 2014). Accordingly, FATCA withholding generally is not expected to be required on the Notes. If, however, withholding is required as a result of future guidance, we (and any paying agent) will not be required to pay additional amounts with respect to the amounts so withheld.

Significant aspects of the application of FATCA are not currently clear and Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions under the FATCA rules.

Prospective purchasers of the Notes should consult their tax advisors as to the federal, state, local and other tax consequences to them of acquiring, holding and disposing of the Notes and receiving payments under the Notes.

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